LEFRAK & ASSOCIATES, P.C.
                           ATTORNEYS AT LAW

NEW YORK OFFICE:                                       FLORIDA OFFICE:
18 EAST 48TH STREET                               4489 LUXEMBURG COURT
10TH FLOOR                                                   SUITE 101
NEW YORK, NEW YORK 10017                WEST PALM BEACH, FLORIDA 33401
(212) 421-7633                                          (561) 659-4804
FAX: (212) 753-7278                                FAX: (561) 655-1353


                                                       January 22, 2007


VIA FACSIMILE (202-772-9210) AND EDGAR
Jorge Bonilla, Senior Staff Accountant
William K. Lee, Staff Accountant
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

            Re:            BIOCORAL, INC.
                           FORM 10-K FOR THE YEAR ENDED 12/31/2005
            Filed on:      3/31/2006
            File No.:      000-23512

     Gentlemen:

     Pursuant to our phone conversation of January 19, 2007, this is to confirm that you have granted an initial extension to February 6, 2007 for our client Biocoral, Inc. to respond to your latest letter of comment of January 8, 2007.

     We wish to advise further regarding Paragraph 2 of the above stated letter that the Corporation disposed of its marketable securities prior to December 31, 2006 and that the requisite adjustment will be reflected in the Company's Form 10K filing for the year ending December 31, 2006 and is prepared to initiate a teleconference with you to discuss this matter in greater detail, if you find it necessary.

     Regarding your Paragraph 3 and 4, my clients believe that their response is in accordance with GAAP, since the costs incurred for these new patents were "protective patents" that merely enhanced the commercialization of existing patented products and were not developmental of new products. The Company will address this in greater detail in their December 31, 2006 10K filing.

     Regarding your Paragraph 5, the filing of the Form 10K for December 31, 2006 will adequately disclose this information and will conform to these rules.

     Regarding your Paragraph 6, Note 8 - Long Term Debt - we have been advised that prior to December 31, 2006, that the convertible feature on this note was extinguished and that the debt is now a 7% non-convertible promissory note.

     Inasmuch as we are within two and a half months of the deadline to file the Form 10K for the year ending December 31, 2006, the Company respectfully requests that it not be required to further amend its Form 10K for the year ending December 31, 2005. Your comments will be addressed adequately and adjustments made in that report for years 2004, 2005 and 2006.

     If you have any questions, please do not hesitate to contact the undersigned or the Company directly. Thank you for your understanding.



     Very truly yours,
     Joseph S. Lefrak
     JSL/ms